UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-31181

America Online Latin America, Inc.

(Exact name of registrant as specified in its charter)
6600 N. Andrews Avenue
Suite 300
Fort Lauderdale, FL 33309
(954) 689-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock ($.01 Par Value)

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One.
     Pursuant to the requirements of the Securities Exchange Act of 1934, America Online Latin America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

America Online Latin America, Inc.
Dated: June 30, 2006	By:	/s/ Mario Martin Lanzoni
		Name:	Mario Martin Lanzoni
		Title:	Controller and Treasurer